UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Date of Event Reported: February 14, 2011
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑                    Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐                    No     ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
Ex-99.1 Statement of unaudited standalone and consolidated financial results as per Indian GAAP for the quarter and nine months ended Dec 31, 2010 and Limited Review report by the satutory auditors
Ex-99.2 Press Release of the Company dated February 14, 2011
Ex-99.3 Press Release of the Company dated February 14, 2011 relating to appointment of new Chief Financial Officer

Other Events
On February 14, 2011, in compliance to the listing agreement with the Indian stock exchanges, the Board of Directors of Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) approved the Company’s unaudited standalone and consolidated financial results as per Indian GAAP, for the quarter and nine months ended December 31, 2010. A copy of the approved financial results and Limited Review report by the statutory auditors of the Company is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the press release is attached hereto as exhibit 99.2 and is incorporated herein by reference.
Appointment of Chief Financial Officer
On February 14, 2011 Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”) announced the appointment of Mr. Vasant Krishnan as its new Chief Financial Officer effective March 01, 2011. A copy of the press release is attached hereto as exhibit 99.3 and is incorporated herein by reference.

Exhibits:

99.1	Statement of unaudited standalone and consolidated financial results as per Indian GAAP for the quarter and nine months ended December 31, 2010 and Limited Review report by the statutory auditors of the Company

99.2	Press Release of the Company dated February 14, 2011

99.3	Press Release of the Company dated February 14, 2011 relating to appointment of new Chief Financial Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Date: February 14, 2011	Name:	G. Jayaraman
	Title:	Company Secretary

EXHIBITS INDEX

99.1	Statement of unaudited standalone and consolidated financial results as per Indian GAAP for the quarter and nine months ended December 31, 2010 and Limited Review report by the statutory auditors of the Company

99.2	Press Release of the Company dated February 14, 2011

99.3	Press Release of the Company dated February 14, 2011 relating to appointment of new Chief Financial Officer